NEWS RELEASE

Current Technology Appoints Distributor For Republic of Turkey

VANCOUVER, British Columbia, March 20, 2006  --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology reports the signing of an exclusive distributorship agreement for the Republic of Turkey with Sanomed Medikal Teknoloji Co. (“Sanomed”).  The agreement provides for the purchase of 34 ElectroTrichoGenesis (“ETG”) Mark 1 devices over the next 4 years.  The principal of Sanomed, Mr. Ali Bicken, and his associate, Dr. Serafettin Saracoglu, received training in Vancouver in February and two ETGs were delivered last week to dermatology/aesthetic clinics in Istanbul.

Mr. Bicken owns and operates 3 Dermacare Clinics in Istanbul providing, amongst other services, hair removal, vascular and pigmented lesion therapies, acne treatments and skin rejuvenation.  Sanomed was founded by Mr. Bicken to provide lasers and other aesthetic equipment to clinics and medi-spas, after he recognized many such products purchased by his Dermacare Clinics were not properly represented in Turkey.

The combination of Dermacare Clinics and Sanomed, a full service company employing biomedical engineers, technicians and sales and support staff, provides Mr. Bicken with an existing customer base to target for ETG sales.  The marketing and sales effort will be kicked off later this month at a major dermatology and cosmetic exhibition in Istanbul where ETG will be introduced.  Mr. Bicken has expressed confidence that his sales targets will be easily exceeded.

“We are impressed with Mr. Bicken’s acumen and enthusiasm,” states Current Technology’s COO Anthony Harrison.  “He has a solid grounding in the aesthetics field and ETG is a natural fit for his existing customer base.”

“Mr. Bicken is aware of our activities with Current Technology (UK) Ltd. and recognizes his contract will be assigned to our subsidiary at the appropriate time,” states CEO Robert Kramer.

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

NEWS RELEASE

Current Technology Updates Initiative In France With Intercoiffure

VANCOUVER, British Columbia, March 14, 2006-The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

On January 31, 2006 Current Technology Corporation (the “Company”) reported market test and evaluation of its proprietary ETG (ElectroTrichoGenesis) Mark 1 will be conducted at a premier salon located in the heart of Paris, France.  The Company has been advised ongoing renovations are now complete, and the salon is in a position to accept delivery of the ETG Mark 1. The device will be shipped during the last week of March and staff trained in Paris during the first week or so of April. The market test and evaluation will commence immediately thereafter.

The market test and evaluation will be conducted under the direction of internationally recognized hair stylist Mr. Alain Divert.  Mr. Divert is President of the France and Mediterranean Region of I.C.D. (L’Association Internationale des Maitres Coiffeurs de Dames), operating under the trade name Intercoiffure Mondial.  Headquartered in Paris, Intercoiffure Mondial ( http://www.intercoiffure.net) has 2,300 members representing more than 8000 salons in 42 countries.  Members represent the highest quality in hairdressing worldwide.

Once again Current Technology would like to thank Mr. Laurent Batas, Managing Director of Intercoiffure Mondial, for providing such a high profile opportunity to introduce ElectroTrichoGenesis to both operators and customers in the fashion capital of the world and beyond.  Current Technology’s CEO Robert Kramer states, “Upon successful completion of the evaluation, we will work with Intercoiffure to place our TrichoGenesis platform products with its members in France and other countries around the world.  We look forward to developing a long and mutually beneficial relationship with Intercoiffure Mondial.”

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

NEWS RELEASE

Current Technology’s Successful Negotiations Result In A Joint Venture Agreement With  Strategic Laser

VANCOUVER, British Columbia, February 6, 2006 / --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology (the “Company”) is pleased to announce the successful conclusion of previously disclosed negotiations with Strategic Laser & MedSpa, LLC (“Strategic Laser”). The Company and Strategic Laser have signed a  Joint Venture Agreement (the “Agreement”) for the placement on a revenue sharing basis of the Company’s proprietary TrichoGenesis platform products in the United States.

Joint Venture Overview

 At the outset, Current Technology viewed Strategic Laser as a prospective distributor.  As negotiations progressed, however, it became clear the best possible outcome would be achieved by establishing a joint venture, which may be loosely defined as a “partnership”.

“Combining Current Technology’s proprietary TrichoGenesis products with Strategic Laser’s marketing and sales abilities and access to capital is a win-win,” states Company CEO Robert Kramer.  “We’ve structured a deal that incentivises everyone to perform and achieve the objective of obtaining maximum market penetration as rapidly as possible.”

Territory

The United States of America.

Initial Order

Strategic Laser to purchase 200 CTG (CosmeticTrichoGenesis) units from Current Technology at cost.  All units to be placed on a revenue sharing basis.  Approximately 50 of the units to be placed in existing Beauty First locations in 16 States and the balance in high traffic salons and spas located primarily in major media/financial centers, including Metro New York City and Los Angeles.

Revenue Sharing

Historically, revenue in the United States has been generated primarily from a combination of the sale of units to distributors and the Technology Use Fees (“TUF” or royalty) charged on each use.  Although the TUF may vary, it typically represents 5% to 10% of the ultimate retail price paid by the customer

Under the revenue sharing model, the retail price paid by the customer for CTG services will be allocated on an approximately 2:1 ratio to the Joint Venture and the salon/spa. Under terms of the Agreement, Current Technology will earn and be paid monthly approximately 27% of such salon/spa CTG revenue. After paying its operating expenses, Strategic Laser will reinvest its share in the purchase and placement of further units, with the objective of achieving rapid growth.

Initial Marketing Strategy

Strategic Laser has developed an introductory marketing program that will provide maximum product exposure. Simply put, all salon/spa customers will be offered free use of CTG units for the first 90 days. “We are pleased Current Technology has agreed to this approach,” states Strategic Laser CEO Jason Olcese. “Once we have achieved critical mass, we should be able to do away with the introductory program, but in the beginning it will give us immediate traction with existing salon/spa customers and allow owners and operators to reach out to new customers using CosmeticTrichoGenesis as the focal point of the offer. We believe this will dramatically increase our rate of market penetration.”

Financial Potential

Starting with an initial placement of 200 units in high traffic salons and spa, Strategic Laser has constructed a financial model projecting the placement on a revenue sharing basis of up to 5000 units over five year.  The model projects a unit will be utilized by 56 individuals each week. Salons/spas are typically open 60 hours per week, so this represents a utilization rate of approximately 25%. Assuming these utilization levels were achieved, under terms of the Agreement, Current Technology could earn in excess of $20 million per annum for every 1000 units placed by the Joint Venture.

Franchising

Jason Olcese is associated with a number of highly successful individuals who have developed franchise businesses that have become international household names.  He believes the growth cycle will be accelerated by the development of franchises based on the TrichoGenesis platform products.  Current Technology does not have expertise in this area, and has agreed to work on a joint venture basis with Strategic Laser if its franchise model is used outside of the United States.

Media

Jason Olcese will become the public face of the TrichoGenesis platform products in the United States.  He has already identified certain opportunities for regional television coverage which may lead to national exposure.  Further details will be provided at the appropriate time.

Conclusion

“Both Current Technology and Strategic Laser are committed to completion of formal documentation and placement of the initial order as quickly as possible, “ concludes Current Technology CEO Robert Kramer.

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

NEWS RELEASE

January 31, 2006

Current Technology Updates Initiative In France With Intercoiffure

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

On November 8, 2005 Current Technology Corporation reported market test and evaluation of its proprietary ETG (ElectroTrichoGenesis) Mark 1 will be conducted at a premier salon located in the heart of Paris, France. Ongoing renovations of the salon have taken longer than originally anticipated, however, Current Technology has been advised they will be completed by the end of February, 2006. Upon completion, the ETG Mark 1 will be shipped and staff trained in Paris, and the market test and evaluation will commence.

The market test and evaluation will be conducted under the direction of internationally recognized hair stylist Mr. Alain Divert. Mr. Divert is President of the France and Mediterranean Region of I.C.D. (L’Association Internationale des Maitres Coiffeurs de Dames), operating under the trade name Intercoiffure Mondial. Headquartered in Paris, Intercoiffure Mondial (http://www.intercoiffure.net ) has 2,300 members representing more than 8000 salons in 42 countries. Members represent the highest quality in hairdressing worldwide.

Once again Current Technology would like to thank Mr. Laurent Batas, Managing Director of Intercoiffure Mondial, for providing such a high profile opportunity to introduce ElectroTrichoGenesis to both operators and customers in the fashion capital of the world and beyond. Current Technology’s CEO Robert Kramer states, “Upon successful completion of the evaluation, we will work with Intercoiffure to place our TrichoGenesis platform products with its members in France and other countries around the world. We look forward to developing a long and mutually beneficial relationship with Intercoiffure Mondial.”

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology. This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair: ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG). Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems. The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100